OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Natural Dynamic Systems

619 West Avenue Q
Suite D
Palmdale, CA 93551

Natemd.wix.com/ndsystems



1000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 10,700 shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 shares of common stock ($10,000)

Company	Natural Dynamic Systems
Corporate Address	619 West Avenue Q Suite D Palmdale, CA 93551
Description of Business	NDS is currently in the prototyping stage of its patented machine production. While a working model is outlined on paper, and in the digital space, a live working prototype is still being developed. Engineering crews are currently on standby waiting for the funds raised in this offering to begin work. 6 months will be needed to create the working product, and once a working model has been produced, we plan to partner with different industries (also on standby) who will utilize our exclusive technology for entertainment, training, and education purposes.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$400.00

Perks

$10,000+ Investing this amount and more will grant you free access to attractions built in NDS exclusive parks for life. Along with this, discounted prices and deals for friends and family will be available to you.

All perks occur after the offering is completed, and the attractions are up and running.

The 10% Bonus for StartEngine Shareholders

Natural Dynamic Systems will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $10 / share, you will receive 1 Common Stock bonus shares, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

NDS is currently in the research, development, and prototyping stage. The patent granted to us describes a working machine, and we have the details laid out to develop our prototype. After raising the funds we need to continue, within the next 6 months Natural Dynamic Systems will partner with multiple industries to create the ultimate entertainment, military training, education, and exploration platforms. Our next-generation motion simulation technology offers exclusive, interactive Alternate Reality experiences for the masses. Our unique interactive chambers create the necessary conditions to achieve full physical VR environmental immersion.

Competition

Competitors of NDS would include preexisting entertainment venues, and simulation training companies. We believe these competitors however do not offer the same level of technology provided by NDS. We believe they offer outdated experiences using inferior technology enabling NDS to take the lead in these markets.

Sales, Supply Chain, & Customer Base

NDS will partner with existing engineering and production companies to mass produce our custom machines. These custom machines will be sold to the government for military training purposes, to entertainment companies for amusement attractions, and to any other companies who can utilize the technology. With our exclusive entertainment venues, our customers will then be the daily visitors who will pay a park entrance fee, or price per ride fee.

Liabilities and Litigation

NDS is not involved with any liabilities or litigation at this time.

Intellectual Property

The patent US8491403B2 for the Amusement ride system, which is a core technology of Natural Dynamic Systems' proposed product is currently owned by Nathan Schreibfeder, not the Company.

The team

Officers and directors

Nathan Schreibfeder	Founder, CEO & Sole Director

Nathan Schreibfeder
I'm an an artist, musician, technology enthusiast, and all around creative person. Being creative in my daily life has lead me to become an amateur engineer and architect. An epiphany in 2003 lead me to develop my technology after 20 years of visiting amusement parks, playing video games, and being obsessed with movies. I realized that my tech would be the ultimate culmination of all these things, so it became my life goal to make it a reality. 2005-Present: Data Entry/Computer Maintenance at Sierra Tax Service/STS Property Management Inc. (20 hours per week) 2017-Present: Founder, CEO, Director of Natural Dynamic Systems (28 hours per week)

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **In general, investing in a company is a financial risk.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Limited History** The company has a limited history with no clients and no revenues. If you are investing in this Company it is because you think the product is a good idea and that the Company will be able to secure all the necessary intellectual property rights to develop the product. You further believe that the Company will be able to successfully manufacture, market, and sell the product. This involves the company being able to price the product at a price point that will promote the sale of enough units so that the company will succeed. We have yet to sell any units and we plan to market the product once it is ready for beta testing. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Future Funding** We estimate that we will require at least $1 million to commence commercial production of the machine. We believe that we will be able to finance the commercial production of the machine through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof. Any potential investors should consider and understand these risks before investing.

- **Valuation** No one is saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security. We believe that our patented technology is superior and that it will make a large impact in the applicable industries. This belief has lead us to put a relatively large value on the current company status.

- **Business Projections Are Only Estimates** There can be no assurance that NDS will meet those projections. There can be no assurance that there will be sufficient demand for product, people think its a better option than the competition, and NDS has priced the services at a level that allows the company to make a profit and still attract business. If the offering is successfull these projections are more likely to come to fruition.

- **Development Risk** Development of our product may not be completed on time, or within budget. Unknown factors will always change the course of action when it comes to product development. Delays in production can be caused by lack of funding. Investors should consider and understand the development risks before investing.

- **Funding Risk** Funding may not be available at a level or timing required for the startup to succeed. NDS understands that it's product is costly. A large machine that operates as our tech does requires significant investments. More than one round of fund raising will be crucial to the success of the company. Investors should consider and understand the funding risks before investing.

- **Developing new products and technologies entails significant risks and uncertainties.** We are currently in the research and development stage and have not yet manufactured a prototype for our machine. In addition we do not have a manufacturing facility or manufacturing processes. A successful first round of fund raising will guarantee a giant leap forward, but will lead us into new territory with new risks and uncertainties. Any potential investors should consider and understand these risks and uncertainties before investing.

- **Projections: Forward Looking Information** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Limited transferability of stock offered** Each investor agrees that it will acquire the company's Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's Common Stock and no market is currently expected to develop.

- **Potential Market Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **Proceeds Used For Development of Prototype** The majority of the proceeds received from this offering will be used to continue the development of our virtual reality prototype. There is no guarantee that the use of the proceeds for such purpose will yield any success. Depending on the amount invested into our campaign, we may need more funds to continue the development of our prototype to allow our Company to release a finalized product.

-

-

- **Intellectual Property** The patent US8491403B2 for the Amusement ride system, which is a core technology of Natural Dynamic Systems' proposed product is currently owned by Nathan Schreibfeder, not the Company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Nathan Schreibfeder, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 51,000

Common Stock

The Company is authorized to issue up to 100,000 shares of common stock. There are a total of 51,000 shares currently outstanding.

Voting Rights *(of this security)*

The holders of shares of the Company's Common Stock, no par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The company has no operating history. NDS was in the R & D stage from 2009 - 2011. 2013 through the present has been full of business development, marketing material creation, and connecting with industry experts. We will not be able to continue prototype production without a successful offering. $100,000 raised in the offering will be crucial to the next major steps in the prototyping process. Machine production will be outsourced to major manufacturers making NDS a profit per product sale company initially. There will be no business operation until after the prototype is created, marketed, and when units have been sold.

Financial Milestones

NDS believes it can raise at least $100,000 in investments in 2018 through the StartEngine offering. This belief is based on extremely positive feedback from people in the entertainment, VR, and military community. With the exposure generated through StartEngine, and the product video, I hope to excite the public about the future of entertainment enough to invest. Partnering with a leading engineering and prototyping company like A2ZFX, NDS will make a product worth investing in and betting on to lead the markets.

If this campaign is not successful, and I do not raise enough money for prototype production, I will be less likely to make business partnerships with major industry leaders. A working prototype is key to success, and larger future investments.

Liquidity and Capital Resources

A successful offering is crucial to the expansion of the business as we will not see any profit until after units are sold. Units cannot be sold until a working prototype has been built and marketed. Minimum funds raised will secure a partnership with engineers to do a minimum amount of prototype production. Maximum funds raised in this offering will enable partnerships to be made, and work will begin immediately towards a full working prototype. 6 months, and all of the funds raised, will be given to the engineering crew to begin prototype production.

If we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to NDS. With the industry connections already in place, a successful offering will provide the working product to make major business partnerships and investments possible. This will lead to a positive domino effect to success.

Indebtedness

Capital One Credit Card: Credit Line: $10,000 Used: $7,531.29 Available: $2,468.71

Recent offerings of securities

None

Valuation

$510,000.00

We believe that our patented technology is superior, and that it will make a large impact in the applicable industries. This has lead us to put a relatively large value on our current company status. The price of the shares merely reflects the opinion of the board as to what would be fair market value. We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of similarly situated competitors, such as Virtuix and Optishot, and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

	Min Offering Amount Sold	Max Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$9,400	$100,580
Total Use of Net Proceeds	$9,400	$100,580

$100,580 (our maximum goal) will be used exclusively for prototype production, as would our minimum goal of $9,400. Any additional funds ($101,000 - $1,000,000) will be used for further machine development, and exclusive content creation. $1,000,000

\- $10,000,000 would bring exclusive themed entertainment parks centering around our next-generation tech, and other immersive experiences.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on it's website natemd.wix.com/ndsystems by clicking the Annual Reports button at the bottom right corner of the page. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Natural Dynamic Systems

[See attached]

I, Nathan Schreibfeder, the CEO of Natural Dynamic Systems, hereby certify that the financial statements of Natural Dynamic Systems and notes thereto for the periods ending 1/1/17 and 12/31/17 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12/31/17.



_____(Signature)

_____CEO_____(Title)

_____5-27-18_____(Date)

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

Natural Dynamic Systems
Index to Financial Statements
(unaudited)

BALANCE SHEETS
Since Inception
(unaudited)

Balance Sheet

Accrual Basis   As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo Bank	2.89
Total Checking/Savings	2.89
Total Current Assets	2.89
TOTAL ASSETS	2.89
LIABILITIES & EQUITY	
Equity	
Capital Stock	7,461.29
CEO Shareholder Loan	-292.00
Net Income	-7,166.40
Total Equity	2.89
TOTAL LIABILITIES & EQUITY	2.89

Natural Dynamic Systems
STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

Natural Dynamic Systems
Profit & Loss
Accrual Basis — January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Expense	
Bank Service Charges	80.00
Finance Charge	7.25
Legal Expense	1,780.00
Meals and Entertainment	47.15
Office Supplies	52.00
Professional Fees	5,200.00
Total Expense	7,166.40
Net Ordinary Income	-7,166.40
Net Income	-7,166.40

5

Natural Dynamic Systems STATEMENTS OF STOCKHOLDERS' EQUITY Since Inception
(unaudited)

	[Common Stock]				
	Shares	**Amount**	**Additional Paid in Capital**	**Accumulated Deficit**	**Total Stockholders Equity**
[8/21/17] **Contributed Capital Income** [12/31/17]	**-51,000**	**$0.51**	**$7461.29**	**$7458.40**	**$2.89**

Natural Dynamic Systems STATEMENTS OF CASH FLOWS Since Inception (unaudited)

Natural Dynamic Systems

Statement of Cash Flows

January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-7,166.40
Adjustments to reconcile Net Income to net cash provided by operations:	
Capital One	7,261.29
Loan from Nancy	200.00
Net cash provided by Operating Activities	294.89
FINANCING ACTIVITIES	
CEO Shareholder Loan	-292.00
Net cash provided by Financing Activities	-292.00
Net cash increase for period	2.89
Cash at end of period	2.89

NOTE 1 – NATURE OF OPERATIONS

Natural Dynamic Systems was formed on 8/21/17 in the State of CA. The financial statements of Natural Dynamic Systems are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palmdale, CA.

Natural Dynamic Systems will partner with multiple industries to create the ultimate entertainment, military training, education, and exploration platforms. Our next-generation motion simulation technology offers exclusive, interactive Alternate Reality experiences for the masses. Our unique interactive chambers create the necessary conditions to achieve full physical VR environmental immersion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from (d) when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Capital One Credit Card: Credit Line: $10,000
Used: $7,531.29
Available: $2,468.71

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100,000 shares of our common stock with par value of $1,000,000. As of August 21, 2017 the company has currently issued 51,000 shares of our common stock to NDS CEO.

NOTE 6 – RELATED PARTY TRANSACTIONS

Natural Dynamic Systems does not have any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Natural Dynamic Systems is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal



Natural Dynamic Systems

Advanced interactive motion simulators.

Small OPO · Palmdale, CA · Technology · US Investors Only

Overview | Team | Terms | Updates | Comments | Share





Join the wave of the future. Step into Natural Dynamic Systems.

New Perspectives That Educate and Awe: This Is An Entertainment Experience

Invest In Natural Dynamic Systems: Patented Prototype Production

You could compare this system to a giant video game console, but it's more than a video game console. **It's an Experience.**

Natural Dynamic Systems was founded by Nathan Schreibfeder who aims to change the way we experience Virtual Reality in the way we play, educate, and train. This system is *more than just entertainment.* We believe its applications are endless, and that this technology is revolutionary.

Invest in Natural Dynamic Systems. We're changing the way people relate to their surroundings. Virtual reality, up until now, has been hindered by its ability to engage with a maximum of two or three of the human senses at a time. Natural Dynamic Systems engages all five - therefore being able to manipulate the users brain *and* body into believe it's really there. Rather than putting on a pair of goggles, this system is one that users physically enter to experience.

The product is still currently in research and development stage, and is pre-prototype. A system platform, once development begins on Experience Programs, the possibilities are endless.

The Offer

Investment

Common Stock at $10/share | When you invest you are betting the company's future value will exceed $617,000.

Perks

$10,000+ Investing this amount and more will grant you free access to attractions built in NDS exclusive parks for life. Along with this, discounted prices and deals for friends and family will be available to you.

**All perks occur after the offering is completed, and the attractions are up and running.*



This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

For details on the bonus, please see the ***Offering Summary*** *below.*

We plan on creating the most amazing, and realistic, VR experiences to entertain, train, and educate the masses.

The Future Of Entertainment

Experience Programs

How You Interact

With Natural Dynamic Systems, your interaction with your experience is not through a controller. In fact, you enter a system, get inside, and live the world you're gaming in. We believe this guarantees a passionately realistic experience to the user every time. By controlling the user's five senses, we believe we offer an experience that no other platform currently has available.

By the nature of its design, Natural Dynamic Systems eliminates the faults and limitations that are currently being used. For example, during in-flight training, we believe that current motion platforms do not accurately represent what users will find in real-life G-Forces. Training should be as realistic as possible, and with the current methods of simulation, these mistakes and inaccuracies need to be remedied to avoid potentially huge in-practice problems.



We'll Sell To

Amusement Parks



Parks that use Natural Dynamic Systems can expand exponentially. Rather than having to build multiple structures for each ride, they can simply reformat an NDS system to easily update rides and change them.

Entertainment Companies



Entertainment companies can integrate NDS into their existing formats in order to make their experiences pop and break through another dimension.

The Military



The military can use NDS to train their fighters in ways that are more accurate, more realistic, and more applicable in the real world. This means each person going through NDS' training can be better prepared.

Entertainment Experiences, As They Currently Exist, Have Problems

Problems With Entertainment Venues

- Current spaces are still using 20th century machines, thinking, and storytelling.
- Expensive, limited, large roller coasters are the current entertainment being offered, and each only boasts one experience.
- We believe the technology is outdated and uninventive. In the current climate, faulty and unrealistic motion simulators are commonplace.

Our Solution

- Universal platforms can take you anywhere in existence, anywhere in time, and anywhere in your imagination to experience it first-hand
- Next-Generation reprogrammable technology offers unlimited possibilities
- We can offer exclusive genre-based experiences for all ages. We have a small footprint, which allows for numerous location opportunities.

Natural Dynamic Systems Has Patented Solutions

The Patent

After 3 years of active development we were granted a utility patent in 2013. With these components working together, and acting on each other, you create the necessary conditions to for alternate reality immersion.

The Prototype

- We are currently in the prototype stage developing our system that will eliminate the faults and limitations currently being used for motion based entertainment, and training simulations
- Motion platforms don't represent what you'd feel with real life g-

forces
- Training exercises should be realistic as possible

 

Machine Summary

We build pods that the user *literally steps into.*
- Spherical pods create the necessary controlled conditions for vehicle, environmental, and scenario simulation.
- Pod interiors are completely customizable based on the customer's needs.
- Interior features can match the full range of military, commercial, private, and fantasy vehicles.
- One or multiple pods will be rolled in their place by computer control to place passengers in the correct environmental position, and for correct g-force application to their body.
- Computer controlled rotation around the circular track applies horizontal g-forces, while computer controlled movement up and down the central tower applies vertical g-forces.
- The tower's heigh is customizable based on the customers' needs.

  

Here's Who Backs It Up

After meeting with expert individuals, we were able to take from their experience and learn that what we dreamt of is possible. We've met with people, including a Test Pilot, who've told us they believe we've created a superior technology, we knew we have created something special. We've come up with something that as far as we know doesn't exist yet - and it's got promise. We've been encouraged by...

Test Pilot



Engineer



The Market

$1.9T

The global Media & Entertainment (M&E) market reached $1.9 trillion in revenues in 2016

$.5B

From 1990 to 2007, amusement park revenue increased by $.5B each year. In 2011 alone, the nationwide amusement park and attraction economical impact was $274B.

$15.8B

The global military simulation and virtual training market is expected to be worth US$10.4 billion in 2015, and is expected to increase to US$15.8 billion by 2025.

Invest in Natural Dynamic Systems

Natural Dynamic Systems aims to be the leader in the VR entertainment and motion simulation technology. By using our technology where VR is applicable (and not just in entertainment) we're poised to not only change the way things are done but we'll also aim to change the way people view the world. We're also ready to create hundreds of thousands of new jobs.

Invest in Natural Dynamic Systems. Together, we'll make a difference. We'll use the funds raised in this campaign to build prototypes, fund

production, and infuse our marketing to meet maximum reach for this exciting new product.



2003

Natural Dynamic Systems' Inception

Our founder gets the spark of an idea for a totally new VR portal.

2009

Machine Development Completed

After years of developing a machine that could work: we finally make something we know is possible.

2010

Provisional Patent Issued

We are granted a provisional patent.

July 2011

Utility Patent Application Filed

We begin our machine registration process.

June 2013

Patent Issued!

We are officially holders of a patent for Natural Dynamic Systems' revolutionary technology!

June 2018

StartEngine Campaign Launches!

We aim to raise $107,000 with StartEngine's help.

June 2018

Prototype Building Begins

Our first working prototype begins working toward testing! (ANTICIPATED)

July 2018

Campaign Success!

After raising our funds, we plan to move toward tackling the dynamic market of VR. (ANTICIPATED)

Meet Our Team



Nathan Schreibfeder

Founder, CEO & Sole Director

I'm an an artist, musician, technology enthusiast, and all around creative person. Being creative in my daily life has lead me to become an amateur engineer and architect. An epiphany in 2003 lead me to develop my technology after 20 years of visiting amusement parks, playing video games, and being obsessed with movies. I realized that my tech would be the ultimate culmination of all these things, so it became my life goal to make it a reality. 2005-Present: Data Entry/Computer Maintenance at Sierra Tax Service/STS Property Management Inc. (20 hours per week) 2017-Present: Founder, CEO, Director of Natural Dynamic Systems (28 hours per week)





Offering Summary

Maximum 10,700 shares of common stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 shares of common stock ($10,000)

Company	Natural Dynamic Systems
Corporate Address	619 West Avenue Q Suite D Palmdale, CA 93551
Description of Business	NDS is currently in the prototyping stage of its patented machine production. While a working model is outlined on paper, and in the digital space, a live working prototype is still being developed. Engineering crews are currently on standby waiting for the funds raised in this offering to begin work. 6 months will be needed to create the working product, and once a working model has been produced, we plan to partner with different industries (also on standby) who will utilize our exclusive technology for entertainment, training, and education purposes.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$400.00

Perks

$10,000+ Investing this amount and more will grant you free access to attractions built in NDS exclusive parks for life. Along with this, discounted prices and deals for friends and family will be available to you.

*All perks occur after the offering is completed, and the attractions are up and running.

The 10% Bonus for StartEngine Shareholders

Natural Dynamic Systems will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $10 / share, you will receive 1 Common Stock bonus shares, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Natural Dynamic Systems to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Main Video

natural dynamic systems presents the00:04ultimate virtual reality experience00:07interactive immersion pods consisting of00:11one or more spherical pods and their00:14supporting motion track this system00:16allows passengers to literally be moved00:18by an experience applying to their body00:21the g-forces associated with any visual00:24scenario the interior surface of the pod00:27is a seamless high-resolution display00:30during the simulation computerized00:32motion controls roll the pot in place00:35while the track provides multi axial00:38acceleration the result is movement and00:41rotation precisely matched to the00:44360-degree visuals of a given simulation00:47our unique interactive chambers create00:50the necessary conditions for full00:52physical environmental immersion and are00:55completely customizable to support any00:57application from consumer entertainment00:59to commercial and military training01:02simulations any type of vehicle can be01:05simulated from military aircraft to01:07commercial automobiles even an imaginary01:10futuristic vehicle will feel real in the01:13simulation pods interactive immersion01:16pods are designed to be scalable to01:18serve as multiple riders multiple pods01:21can be supported on a single motion01:23track providing a consistent experience01:25for all riders horizontal tracking01:28movement is achieved as the track01:30rotates while up and down motion of the01:33tracks achieves vertical g-forces01:35multiple tracks form a tower of01:38interactive pods and tower height is01:41customizable based on the needs of the01:43simulation underground installation is01:45available01:47to learn more about natural dynamic01:50systems and our interactive immersion01:52pods visit our website thanks for01:55watching01:56

Video 2

all right so this is some 3d artwork00:03that I have made of the machine I have00:06it broken down into its main components00:10but with their combined movement00:16capabilities you can account for any00:20type of movement throughout a00:22three-dimensional environment and I'll00:24start with the spherical paws here which00:27are interactive immersion chambers that00:29the passengers will enter they are not00:32transparent this is just to show what's00:34going on on the inside now the size the00:38amount of passengers and interior00:41features can be customized for different00:44uses passengers will either just be00:47along for the ride with no control over00:49what's happening or they could be in00:52complete control of what's happening I00:54have three examples here this one has a00:58single passenger on a motorcycle set up01:01the others have two passengers inside01:04arranged a couple of different ways this01:07one side-by-side this one with more of a01:10fighter jet set up with one passenger01:13sitting behind the other each pot01:16regardless will have either wraparound01:19screens covering the inside and or01:22specialized headgear for the passengers01:24to wear the visuals presented on these01:27devices give the realistic impression of01:30being in the middle of a digital modeled01:33environment these modeled environments01:37will be ultra realistic accurate 3d01:42depictions of real places or imaginary01:47now the interior is then set up to be01:50like that of a car a helicopter fighter01:52jet or on a motorcycle or something01:55special that I like to call free walk02:00possibilities are really endless the02:03pods have a sound system they have02:06special effects like temperature control02:09and other things like wind and fog and02:13smells even and they are equipped with02:16proper power supply each pod is placed02:21on this mechanism called the roll system02:25this working by computer control02:29positions the pod and its passengers for02:33the correct environmental position and02:36for correct g-force application based02:41off of the visual data these four02:45mechanisms here will do the actual02:46rolling and with the combined movement02:49capabilities any pod position can be02:54achieved as you can see in these02:59movements here you have a barrel roll03:05kind of maneuver where you're rolling03:08left and right and this has a 360 degree03:14roll capability in either direction03:29and then you have a forward and backward03:33flip like this also with a 360 degree03:41flip capability all the way around and03:49then you have the left and right pivot03:57again with a 360 degree movement04:03capability and then if you combine any04:09of those movements the passengers can04:11wind up in some very interesting04:13positions now while these movements are04:18being carried out everything is being04:21held in place by this structure here so04:24it's gonna kind of be like your eyeball04:27in the socket you can roll around in all04:32directions but it's not just gonna pop04:33out so this pot this structure holds the04:39pods in place also while leaving it free04:43to roll with no resistance04:54and this is showing what it looks like04:57relatives someone my size standing next05:01to this structure and I am five-seven05:14and I want you to keep in mind that05:15everything is going to be built with the05:18lightest weight and strongest materials05:21used appropriately where needed the05:23colors are just to help me when05:26explaining what everything is so the pod05:30with its roll system and the socket05:35structure is kind of sandwiched between05:37these top and bottom green tracks here05:40and because the tracks are in a doughnut05:47shape you can add multiple pods05:50there's only one here but I have two05:53here positioned opposite each other on05:56the track and then I have four here but06:01you could have up to eight pods in this06:04design if you want more pods you just06:07scale things up a bit more pods means06:13more passengers at once or if the06:17machine's purpose is for training each06:20pod could have a different interior06:22setup eliminating the need for multiple06:25systems one could be set up for06:27helicopter training one for fighter jet06:31one for a tank and one for say Humvee06:36you can really do pretty much anything06:39now these green tracks enable controlled06:45centrifugal rotation around the purple06:49middle structure which is the tower by06:54having the ability to control the rate06:57of rotation you can then apply07:00controlled horizontal g-forces to a07:03passengers body based again off of the07:06visual data now this ability is what07:10will accurately simulate the07:15acceleration of something like a car or07:17a jet plane and account for all07:19horizontal g-forces that one may feel07:23while moving throughout a07:24three-dimensional environment07:26then accompanied by the positioning of07:30the passenger within the pot you can07:33then determine the angle in which the07:36g-forces are applied so all of this07:39alone really gives you unlimited options07:41of things you can do for entertainment07:43purposes but there's more now what the07:49purple middle structure the tower07:52enables is the controlled Ascension and07:58dissension of these components as a08:02whole so again by computer control and08:09based off of the visual data you can08:13account for all vertical g-forces one08:17may feel when moving throughout a08:19three-dimensional environment these08:21movements can include freefall rapid08:24ascension and really everything in08:27between the only limit you have to these08:30vertical movements is the height of the08:33tower and that is determined by the08:35customers needs so you could have a08:38system like this with a 35 foot Tower08:43and a 20 foot diameter base or if you08:48want things to be a little more extreme08:50you can increase the tower height to say08:5470 feet 105 feet 140 feet and you can09:06keep going09:07another advantage you have though with09:10the overall design of the system is that09:12it gives you the ability to build the09:15machine partially or completely into the09:19ground so I'll end up looking something09:26like this09:37so if you build it into the ground it09:39enables even more vertical options and09:42it leaves a nice unobstructed view of09:46the skyline it can go down into the09:49ground09:51pretty far10:00so with these components working10:05together by easily reprogrammable10:10computer control your options are10:14unlimited with a single system so10:17they're small footprints make them easy10:20to fit just about anywhere you can have10:23multiple systems in one relatively small10:26area compared to something like that of10:28a rollercoaster which takes up a10:33generally large portion of land now10:35there are no simulators out there that10:38offer these kinds of possibilities and10:41accurate effects to a passenger thus10:45making this technology beneficial in10:47many ways not just for entertainment10:49purposes but for things like education10:53military training and scientific study10:57in these areas accuracy and unlimited11:01options meaning everything of course11:05there are many more details about how11:07everything is working but these are the11:10basics

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